Exhibit 99.2

Mirati Therapeutics, Inc.

November 16, 2017

Baker Bros. Advisors, LP

860 Washington St, 3rd Floor

New York, NY 10014

Re:	Board Observer and Director Rights

Ladies and Gentlemen:

Subject to and contingent upon the closing in November 2017 of the purchase of warrants (the “Pre-Funded Warrants”) to buy shares of common stock of Mirati Therapeutics, Inc., a Delaware corporation (the “Company”), by fund partnerships affiliated with Baker Bros. Advisors LP (collectively, the “Investor”), the parties to this letter hereby agree as follows:

1.	All existing rights of the Investor to appoint a board observer or director, including pursuant to Section 4.4 of the Securities Purchase Agreement, by and among MethylGene Inc., Baker Brothers Life Sciences, L.P., 667, L.P., and 14159, L.P., dated November 9, 2012, are hereby irrevocably and permanently waived by the Investor and replaced with the rights set forth in Sections 2 and 3 below.

2.	The Investor shall, until such time as the total aggregate number of shares of common stock of the Company (the “Common Stock”) and shares of Common Stock subject to the exercise of Pre-Funded Warrants beneficially owned (as such term is defined for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by the Investor is less than 3,000,000, have the right, but not the obligation to appoint one (1) observer (the “Observer”) to the Board of Directors of the Company (the “Board”), whether or not the Observer, initially Michael Goller, is independent of the Investor, and the Observer shall have the right to receive notice of and attend the meetings of the Board, and shall have the right to address the Board at any of its meetings, but shall not have any right to vote thereat; provided, that the Company shall have the right to exclude the Observer from access to any material or meeting, or portion thereof, if the Company determines in good faith that there is a conflict of interest, or such exclusion is reasonably necessary to preserve its attorney-client privilege or confidentiality; provided, further, that if the Observer is excluded from access to any material or meeting, or portion thereof, the Company shall provide notice to the Observer of such exclusion stating the reason for such exclusion. The Investor agrees, and shall cause the Observer to agree, to hold in confidence and trust and not disclose to any third party any information provided to or learned by the Investor or its Observer in connection with the Investor’s rights under this Section 2 or in connection with the Observer’s attendance at any meetings of the Board (collectively, “Confidential Information”). The foregoing obligations of confidentiality shall not apply to any information that (i) the Investor possesses without obligation of confidentiality prior to the date hereof, (ii) the Investor develops independently without reference to or reliance on any Confidential Information, (iii) the Investor rightfully receives from a third party without any obligation of confidentiality, or (iv) is or becomes publicly available without breach of this agreement. Nothing herein shall prohibit any disclosure of information to the extent required by the order of a court of competent jurisdiction or pursuant to applicable law, rule or regulation, provided that, unless otherwise prohibited by law or court order, the Investor shall use all commercially reasonable efforts to give the Company prior written notice of such disclosure in order that the Company may seek (with the Investor’s reasonable cooperation) a protective order, confidential treatment, or other appropriate remedy (at the Company’s sole cost and expense).

3.	In addition to appointing an Observer, until such earlier time as (i) the total aggregate number of shares of Common Stock and shares of Common Stock subject to the exercise of Pre-Funded Warrants beneficially owned (as such term is defined for purposes of Section 16 of the Exchange Act) by the Investor is less than 3,000,000 or (ii) the Investor beneficially owns (as such term is defined for purposes of Section 16 of the Exchange Act) less than 8.0%, directly or indirectly, of the outstanding shares of Common Stock, the Investor shall have the right, but not the obligation, to nominate one (1) person to the Board (the “Nominee”), whether or not the Nominee is independent of the Investor. The Company shall include the Nominee in its proposed slate of directors at each annual or special (if applicable) meeting of stockholders and shall recommend that stockholders vote in favor of such Nominee. In the event that the Nominee resigns his/her Board seat or is removed or otherwise fails to become or ceases to be a director for any reason, the vacancy will be filled by the election or appointment of another director nominated by the Investor as soon as reasonably practical.

This letter may not be amended as to Investor or Company except by a written instrument signed by Investor and the Company. This letter agreement shall be governed by the laws of the State of New York, without regard to conflict of law principles.

Very truly yours,

MIRATI THERAPEUTICS, INC.

By:	/s/ Charles M. Baum
Name: Charles M. Baum Title: President and CEO

AGREED AND ACCEPTED:

667, L.P. ,

By:	Baker Bros. Advisors LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

By:	/s/ Scott Lessing
Scott Lessing
President

BAKER BROTHERS LIFE SCIENCES, L.P.

By:	BAKER BROS. ADVISORS LP, management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

By:	/s/ Scott Lessing
Scott Lessing
President

14159, L.P.,

By:	Baker Bros. Advisors LP, management company and investment adviser to 14159, L.P., pursuant to authority granted to it by 14159 Capital, L.P., general partner to 14159, L.P., and not as the general partner.

By:	/s/ Scott Lessing
Scott Lessing
President